Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Continued Production Growth in 2nd Quarter, 2011;
Produces 850,476 oz Silver (Up 3%) and 4,831 oz Gold (Up 8%);
Revenues Jump 85% to US$36.4 million

Vancouver, Canada – July 11, 2011 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announced today continued growth of silver and gold production in the Second Quarter, 2011 from the Company’s two operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State.

Silver production was up 3% to 850,476 ounces (oz) and gold production was up 8% to 4,831 oz compared to the Second Quarter, 2010.  Revenues were up 85% for the quarter to US$36.4 million thanks to both the higher metal production and higher realized metal prices.

Production Highlights of Second Quarter, 2011 (Compared to Second Quarter, 2010)

•	Silver production up 3% to 850,476 oz
•	Gold production up 8% to 4,831 oz
•	Silver and equivalents production up 4% to 1.04 million oz (at a 40:1 silver:gold ratio)

•	Revenues up 85% to US$36.4 million
•	Realized silver price up 102% to US$37.65 per oz sold
•	Realized gold price up 26% to US$1,523 per oz sold

Production Table for Second Quarter, 2011

Mine	Tonnes Produced	Tonnes per day	Grade Ag g/t	Grade Au g/t	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	85,594	941	310	0.69	72.5	86.0	618,083	1,633
Guanajuato	51,364	564	192	2.48	73.3	78.1	232,393	3,198
Consolidated	136,958	1,505	266	1.36	72.7	80.6	850,476	4,831

Godfrey Walton, President and COO, stated, “Endeavour delivered another quarter of growing silver and gold production in Q2, 2011.  Production was up slightly year on year and down slightly quarter on quarter but well within our guidance for 2011.  We planned for a relatively flat quarter of production due to our operations teams focusing on the capital expansion programs.”

“Production should start rising again once the Guanajuato plant expansion from 600 tonnes per day (tpd) to 1,000 tpd is completed in Q3, 2011.  We are actually installing an additional 1,000 tpd circuit at the plant, to be commissioned later this quarter, at which time the current 600 tpd circuit will be idled, leaving the door open for further production expansion to 1,600 tpd once our reserves and resources have also grown.”

Guanajuato

At Guanajuato, the Lucero vein continues to dominate mine production with the balance of ore coming from the Cebada and Bolanitos mines. At the Lucero South mine, the main access ramp is on track to connect with the Lucero mine in the next three months and crosscuts have already accessed the top two levels of each of the Lucero, Karina, Fernanda and Daniela veins so that mine production can be expanded to 1,000 tpd.

The expansion of the Guanajuato plant is about 65% complete and proceeding on time and budget.  All required mill equipment has been delivered to the site, including a refurbished 1,000 tpd ball mill, new Nordberg cone crusher, conveyors, fine ore bin and flotation cells. Construction and electrical work related to the new cone crusher, conveyors and fine ore bin are largely completed and mechanical and installation work related to the new mill, cyclone and flotation circuits are making good progress.

Guanacevi

At Guanacevi, the Porvenir Norte ore-body continues to dominate mine production with Porvenir Dos ores complementing it.  The Porvenir Cuatro mine access ramp has reached the second deepest mine level and so will be fully developed for production shortly and the Santa Cruz mine access ramp has reached the fourth mine level and is being actively developed for production this year.

The dry stack tailings project at Guanacevi is also on time and budget, design work is complete, the filter presses have been ordered and completion is expected in Q4, 2011. The new 115 Kva power line for the mine and plant is currently being designed with installation by CFE scheduled for commencement this quarter and completion late this year.  Mine development is now accelerating at both mines as a result of new equipment and new miners arriving at the mine-sites.

Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this news release and oversaw the mining operations.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.